Exhibit 17.1.

RESIGNATION

I, Gordon W. Douglas, Chief Executive Officer, President and a Director of TC Power Management Corp., a Nevada corporation (“Company”), hereby tender and submit my resignation as Chief Executive Officer, President and Director of the Company, effective on this 5th day of May, 2009. Such resignation is not the result of any disagreement with the policies, practices or procedures of the Company.

/s/ Gordon Douglas
Gordon Douglas